SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM 15

        Certification and Notice of Termination of Registration under
           Section 12(g) of the Securities Exchange Act of 1934 or
             Suspension of Duty to File Reports Under Section 13
              and 15(d) of the Securities Exchange Act of 1934.


                                         Commission File Number   333-11095
                                                                 ----------


                                 CWABS, Inc.
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            (Exact name of Registrant as specified in its charter)

                              4500 Park Granada
                Calabasas, California 91302    (818) 225-3000
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        (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 CWABS, Inc.,
                   Asset-Backed Certificates, Series 1997-3
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           (Title of each class of securities covered by this Form)

                                     None
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        (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  ( )   Rule 12h-3(b)(1)(ii) ( )
          Rule 12g-4(a)(1)(ii) ( )   Rule 12h-3(b)(2)(i)  ( )
          Rule 12g-4(a)(2)(i)  ( )   Rule 12h-3(b)(2)(ii) ( )
          Rule 12g-4(a)(2)(ii) ( )   Rule 15d-6           (X)
          Rule 12h-3(b)(1)(i)  ( )

     Approximate  number of  holders of  record  as of  the certification  or
notice date:   3
             -----

     Pursuant to the requirements of the Securities Exchange Act of 1934, CWABS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:   February 10, 1998                           BY:  /s/ David Walker
       --------------------------                        ------------------
                                                         David Walker
                                                         Vice President

                               BROWN & WOOD LLP
                            One World Trade Center
                          New York, New York  10048
                          Telephone:  (212) 839-5300
                          Facsimile:  (212) 839-5599




                                        February 10, 1998

VIA ELECTRONIC FILING
---------------------

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  CWABS, Inc.,
          Asset-Backed Certificates,
          Series 1997-3
          -------------

Dear Sir or Madam:

     On behalf of CWABS, Inc. (the "Company"), we are filing herewith a Form 15 with respect to the trust formed pursuant to the Pooling and Servicing Agreement relating to the above-referenced Series of Mortgage Pass-Through Certificates (which agreement was previously filed by the Company in a separate periodic report on Form 8-K). This Form 15 is being filed pursuant to Rule 15d-6 under the Securities Exchange Act of 1934, as amended (the "Act") in order to suspend the Company's duty to file reports with respect to such trust under Sections 13 and 15(d) of the Act.

                                        Sincerely,

                                        /s/ Amy Sunshine

                                        Amy Sunshine

Enclosure